Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The chart below lists significant subsidiaries of VeriFone Holdings, Inc. as of October 31, 2009.

Legal Name	State or Jurisdiction of Incorporation or Organization
VeriFone Intermediate Holdings, Inc.	Delaware
VeriFone, Inc.	Delaware
VeriFone International Holdings, Inc.	Delaware
VeriFone Transportation Systems, Inc.	New York
VeriFone Australia Pty. Ltd.	Australia
VeriFone do Brasil Ltda.	Brazil
VeriFone Electronic (Beijing) Ltd.	China
Rayside Holdings Ltd.	Cyprus
VeriFone Israel Ltd.	Israel
VeriFone Italia SRL	Italy
VeriFone S.A. de C.V.	Mexico
VeriFone Singapore Pte. Ltd.	Singapore
Lipman Electronic Engineering B.V.	The Netherlands
VeriFone Elektronik ve Danishmanlik Ltd.	Turkey
Dione Ltd.	United Kingdom
Lipman Electronic Engineering (UK) Ltd.	United Kingdom
VeriFone UK Ltd.	United Kingdom